UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 7, 2010

Commission File Number:  001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:   A press release dated December 7, 2010 announcing that Turkcell has learned from the website of the Information and Communication Technologies Authority (ICTA) that the ICTA is asking for a payment of TRY 279 million corresponding to a treasury share payment and another related fine.

December 07, 2010

INFORMATION AND COMMUNICATION TECHNOLOGIES AUTHORITY’S DECISION ON TREASURY SHARE PAYMENT

Subject:  Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Although Turkcell has not been officially notified, an announcement posted on the Information and Communication Technologies Authority’s (“ICTA”) website states that the Information and Communication Technologies Authority’s Board has decided that Turkcell is being asked to make a payment of TRY279 million.  This figure comprises a TRY73 million Treasury Share payment - as per the claim that Turkcell underpaid its Treasury Share between March 10, 2006, and December 31, 2008 - and a related fine of TRY206 million based on this amount.

It is understood that the Treasury Share which Turkcell is being asked to pay has been calculated based on the following: amounts not in the scope of our Company’s revenue due to the ICTA’s retrospective decisions or reimbursed revenues to related operators based on specific court decisions; donations collected through the Company as an intermediary; pre-sales discounts; reimbursed or cancelled invoices due to unrealized sales transactions; and amounts which are not related to Turkcell’s main operations.

Since such items requested from the Company are not in the scope of Turkcell’s revenue and according to the license agreement should not be included while calculating its Treasury Share, it is believed that the request of Treasury Share on such items has no legal ground.

Turkcell has ongoing court cases at the International Arbitration Courts in regards to some of the items claimed.  As for some of the remaining requests, we will take further legal actions.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 7, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 7, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head